MHR Sun Feeder LP
c/o MHR Fund Management LLC
40 West 57th Street, Floor 24
New York, NY 10019

July 8, 2026

Ren Fund (A), LP
Ren Fund I (UB) AIV, LP
Ren Fund I (B) AIV, LP
Ren Fund I C5, LP
(collectively, the "**Investor**" or "**RWK**")

c/o RenWave Kore, LLC
8 Sound Shore Dr., Suite 200
Greenwich, Connecticut 06830

Re: Investment in MHR Sun Feeder LP

Ladies and Gentlemen:

This letter agreement (this "Letter Agreement") is in reference to the investment by the Investor in MHR Sun Feeder LP, a Delaware limited partnership (the "Partnership"). Any capitalized terms used but not defined herein shall have the meanings set forth in the Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 24, 2026 (as amended, restated or modified from time to time, the "Partnership Agreement").

MHR Sun GP LLC, a Delaware limited liability company, is the general partner of the Partnership (the "General Partner") and MHR Fund Management LLC, a Delaware limited liability company ("MHR"), is the manager of the Partnership.

Reference is made to (i) the Investor Rights Agreement, dated as of May 6, 2025, by and among Lionsgate Studios Corp. (f/k/a Lionsgate Studios Holding Corp.) ("Lionsgate"), MHR, Liberty Global Ventures Limited, Liberty Global LTD. and Mammoth Funds (as defined therein) (as may be amended, restated, supplemented or modified from time to time, the "Lionsgate IRA"), (ii) the Investor Rights Agreement, dated as of November 23, 2020, by and between Telesat Corporation ("Telesat" and together with Lionsgate, the "Subject Companies" and each a "Subject Company") and MHR (as may be amended, restated, supplemented or modified from time to time, the "Telesat IRA") and (iii) the Lionsgate Registration Rights Agreement, dated May 6, 2025, by and among MHR (as defined therein), Lionsgate and the other parties thereto (as may be amended from time to time) (the "Lionsgate Registration Rights Agreement") and (iv) the Registration Rights Agreement, dated as of November 23, 2020, by and among, *inter alios*, Telesat Corporation (as defined below), PSP (as defined therein), Red Isle Private Investments Inc. (as defined therein) and certain affiliates of MHR (as defined therein) (the "Telesat Registration Rights Agreement").

In consideration of the aggregate Capital Commitment of the Investor, and for so long as the Investor is a Limited Partner in the Partnership and is not a Defaulting Partner, the Investor, and the General Partner (on its own behalf and on behalf of the Partnership) agree that this Letter Agreement hereby amends the Partnership Agreement and the Subscription Agreement (and other documents as otherwise specified herein) as follows:

1. **Board and Information Rights.**

(a) Beginning on the date that is 90 days prior to the first shareholder meeting at which directors of Lionsgate are elected following the consummation of the transactions contemplated by the Subscription Agreement (the "Closing") and for so long as: (i) MHR has the right to designate three individuals to be appointed as a director on the board of directors of Lionsgate pursuant to the Lionsgate IRA; and (ii) either Lionsgate SubHoldCo holds any Lionsgate Common Shares, MHR shall, promptly upon written request from the Investor, exercise its rights under Section 2.01(a)(i)(A)(2) of the Lionsgate IRA to designate as the Mammoth Independent Director (as defined in the Lionsgate IRA) one individual identified by the Investor from time to time who is approved by MHR (the "Investor Lionsgate Designee"); provided that the provisions of this Section 1(a) are subject to Lionsgate's nomination and governance process and Lionsgate's and MHR's contractual rights (including applicable requirements related to MHR's designees to the Lionsgate board of directors under the Lionsgate IRA).

(b) From and after the Closing and for so long as: (i) MHR has the right to designate two individuals to be appointed as a director on the board of directors of Telesat Corporation ("Telesat") pursuant to the Telesat IRA; and (ii) either Telesat SubHoldCo holds any Telesat Common Units and/or Telesat Common Shares, MHR shall exercise its rights under Section 2.1(b) of the Telesat IRA to designate one individual identified by the Investor from time to time who is approved by MHR (it being understood that Cody Kittle is hereby deemed approved for such purposes) (the "Investor Telesat Designee"); provided that the provisions of this Section 1(b) are subject to Telesat's nomination and governance process, and Telesat's and MHR's contractual rights (including applicable requirements related to MHR's designees to the Telesat board of directors under the Telesat IRA).

(c) Notwithstanding anything to the contrary in this Section 1, nothing in this Section 1 shall require MHR or any of its Affiliates to take any action that would be reasonably expected to violate or result in a breach of any Law.

2. **No Lock-Up Agreements.**

(a) Without the prior written consent of the Lead Investor Representative (which consent will not be unreasonably withheld, conditioned or delayed), the Partnership will not enter into any Lockup Agreement that would prohibit the sales of Lionsgate Common Shares or Telesat Common Shares (the "Subject Shares") for a period of more than 120 days (other than in relation to agreements required by law, applicable securities regulations or pursuant to any agreements that are in effect as of the date of the Transaction Agreement, including without limitation, for the avoidance of doubt, the Lionsgate Registration Rights Agreement and Telesat Registration Rights Agreement (the "Existing Agreements")). The foregoing restriction on Lockup Agreements shall apply *mutatis mutandis* to any Public Acquiror Stock acquired by the Partnership in exchange for its Subject Shares, it being understood that agreements entered into after the date hereof (but required pursuant to agreements that are in effect on the date hereof) shall constitute Existing Agreements for purposes herein.

(b)   Except as permitted by Section 2(a), and unless otherwise consented to by the Lead Investor Representative (which consent will not be unreasonably withheld, conditioned or delayed), if the Partnership amends or modifies an existing agreement or enters into a new agreement (other than any Change of Control Agreement or pursuant to an Existing Agreement), which amendment or new agreement prohibits or otherwise materially restricts the transfer or sale of the Subject Shares following the exercise of rights by the Lead Investor Representative pursuant to (i) Section 24(b)(i) of the applicable SubHoldCo LPA, or that would prevent the Lead Investor Representative from exercising its rights pursuant to Section 24(b)(i) of the applicable SubHoldCo LPA, the Partnership and the General Partner will be deemed to be in breach of its obligations under Section 24(b)(i) of the applicable SubHoldCo LPA, and (ii) Section 6.13(c) of the Partnership Agreement and Section 3 of this Letter Agreement, or that would prevent the Lead Investor Representative from exercising its rights pursuant to Section 6.13(c) of the Partnership Agreement or Section 3 of this Letter Agreement, the Partnership and the General Partner will be deemed to be in breach of its obligations under Section 6.13(c) and Section 3 of this Letter Agreement. A "Change of Control Agreement" for purposes of this paragraph means any voting, support, tender, purchase or similar agreement entered into in connection with a potential change of control or sale (including a sale of all or substantially all of the assets) of either Subject Company. For the avoidance of doubt, (x) the entry into any agreement (or amendment or modification of such agreement) that contains an obligation to enter into a Lock-Up Agreement that would be permitted under Section 2(a) shall not be restricted by this Section 2(b) and (y) rights of first offer or first refusal, tag-along rights or similar provisions shall not constitute a prohibition or material restriction on the transfer of the Subject Shares for purposes of this Section 2(b).

(c)   For purposes of this Section 2, the term "Lockup Agreement" means a lockup agreement between the Partnership and the managing underwriter in any registered offering of Subject Shares pursuant to which the Partnership would be prohibited from selling any Subject Shares.

3.   **Minimum Liquidity Threshold Transfer.** If the Minimum Liquidity Threshold is not satisfied on or prior to the date that is three (3) months after the fifth anniversary of the Transaction Agreement Closing Date (such three month period, the "Minimum Liquidity Grace Period"), then the General Partner will thereafter use reasonable best efforts to take such actions as are necessary or desirable in order to cause the Minimum Liquidity Threshold to be satisfied in accordance with Section 6.13(b) of the Partnership Agreement. If at the end of the Minimum Liquidity Grace Period the Minimum Liquidity Threshold has not been satisfied at or prior to the end of the Minimum Liquidity Grace Period, then the Lead Investor Representative shall have the right (the "SubHoldCo Special Limited Partner Transfer Right") in its capacity as a special limited partner of each SubHoldCo, exercisable after giving a written notice to the General Partner at any time within 60 days following the end of the Minimum Liquidity Grace Period, to cause the applicable SubHoldCos to transfer a number of Subject Shares, to an Affiliate designated by the Lead Investor Representative with an aggregate MLT Valuation equal to the MLT Shortfall, provided that the Lead Investor Representative shall ensure that such transfer complies with all applicable laws, rules (including any rules of any applicable securities exchanges) and regulations

(it being understood that the General Partner will, upon the written request of the Lead Investor Representative, provide reasonable assistance to the Lead Investor Representative in making such compliance determination, it being understood that the Lead Investor Representative shall be responsible for, and shall, make its own independent determination after consulting with its advisors). For purposes of the foregoing, "Minimum Liquidity Threshold" shall mean a condition that shall be deemed satisfied as of any date that (i) the aggregate amounts of Proceeds (the "Aggregate Distributed Proceeds Amount") distributed (or deemed distributed) pursuant to Section 6.02(a) of the Partnership Agreement, in each case to the Lead Investors, *equal or exceed* (ii) an amount equal to 125% of the aggregate Capital Contributions of the Lead Investors made as of such date to fund (x) the respective purchase prices of the Subject Shares acquired by the SubHoldCos at the Transaction Agreement Closing Date (the "Aggregate Capital Contribution Investment Amount"), (y) the Management Fee and (z) other Partnership Expenses. For purposes of clause (i) of the foregoing definition, any distribution in kind of Telesat Common Shares, Telesat Common Units or Lionsgate Common Shares will be valued at the MLT Valuation for the relevant Securities. For the avoidance of doubt, all Limited Partner Liquidity Proceeds shall be included as Proceeds distributed to a Limited Partner for purposes of the foregoing calculation.

4. **<u>Miscellaneous</u>**.

(a) This Letter Agreement shall be governed by and construed under the laws of the State of Delaware.

(b) This Letter Agreement supplements the Partnership Agreement and the Subscription Agreement and, to the extent of any conflict between the Partnership Agreement, the Subscription Agreement and this Letter Agreement, the terms hereof shall control.

(c) Execution and delivery of this Letter Agreement by the Partnership and the General Partner constitutes the representation that the signatories hereof have all requisite power, authority and capacity to execute, deliver and comply with this Letter Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing the Partnership, the General Partner or any Partnership investment, or any law, regulation or order applicable to it, or any agreement to which they are a party or by which they may be bound. This Letter Agreement is a binding obligation of the Partnership and the General Partner and is enforceable against the Partnership and the General Partner in accordance with its terms.

(d) This Letter Agreement and the provisions set forth in this Letter Agreement may be modified or waived only by a separate writing signed by the Partnership and the Investor expressly modifying or waiving this Letter Agreement or such provisions thereof.

(e) This Letter Agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all of such counterparts together shall constitute one agreement. For the avoidance of doubt, a person's execution and delivery of this Letter Agreement by electronic signature and electronic transmission, including via DocuSign or other similar method, shall constitute the execution and delivery of a counterpart of this Letter Agreement by or on behalf of such person.

(f)   This Letter Agreement (together, to the extent applicable, with the Partnership Agreement, Side Letter A and the Subscription Agreement) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior side letters and understandings, both written and verbal, among the parties hereto with respect to the subject matter hereof.

[signatures to follow]

Sincerely,

MHR Sun GP LLC

on its own behalf and on behalf of
MHR Sun Feeder LP

By: <u>/s/ Janet Yeung</u>
    Name: Janet Yeung
    Title: Authorized Signatory

ACKNOWLEDGED AND AGREED:

Ren Fund (A), LP
By: RenWave Kore LLC, *in its capacity as investment adviser*

By: /s/ Ralph W. Kittle
    Name: Ralph W. Kittle
    Title: Authorized Signatory

Ren Fund I (UB) AIV, LP
By: RenWave Kore LLC, *in its capacity as investment adviser*

By: /s/ Ralph W. Kittle
    Name: Ralph W. Kittle
    Title: Authorized Signatory

Ren Fund I (B) AIV, LP
By: RenWave Kore LLC, *in its capacity as investment adviser*

By: /s/ Ralph W. Kittle
    Name: Ralph W. Kittle
    Title: Authorized Signatory

Ren Fund I C5, LP
By: RenWave Kore LLC, *in its capacity as investment adviser*

By: /s/ Ralph W. Kittle
    Name: Ralph W. Kittle
    Title: Authorized Signatory